ANNUAL REPORT

Cub Crafters, Inc.



CUB CRAFTERS, INC.
1918 SOUTH 16TH AVENUE
YAKIMA, WA 98903
(509) 248-9491
WWW.CUBCRAFTERS.COM

In this Annual Report, the terms "Cub Crafters", "the company", "we", "us" and "our" refer to Cub Crafters, Inc. and its consolidated subsidiaries. The company, having offered and sold Series A Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. A copy of this report may be found on the company's website at https://cubcrafters.com/investors/annualreport.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Summary

General Aviation (GA) constitutes a broad scope of aircraft types and uses; among them is what is known as "backcountry" flying, and the associated Short Take Off and Landing (or STOL) capable breed of small aircraft. The diverse range of existing aircraft in operation is a result of both long-proven legacy technology, as well as the influence of new and emerging technologies. Cub Crafters, Inc. (CubCrafters) was founded on the principles of proven legacy aircraft designs with the mission of continuing to bring innovation and improvement to the field of backcountry aircraft, with performance enhancements moving beyond the STOL performance and rough-field capability that has typically defined the sector. We believe that CubCrafters is uniquely positioned to take advantage of growing market demand and accelerating technological improvements in the industry.

The Company

Cub Crafters, Inc. is a leading producer of adventure/utility aircraft and the only known OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation category segments: FAA Certified, ASTM (American Society for Testing and Materials) Light Sport Aircraft (LSA), Builder Assist, as well as Experimental/Amateur-Built Kits (E/A-B). Founded as an aircraft maintenance and rebuilder shop in 1980, the company went on to engineer a continuous stream of performance innovations through FAA approved Supplemental Type Certificates (STC). Continuing to advance the product and business capabilities, the company then gained its own new aircraft designs and production approvals: FAA approved Type Certificates (TC) for the model CC18 and ASTM validation of a new LSA model CC11, becoming a highly regarded manufacturer of new light aircraft in multiple segments.

Based on the classic Piper Super Cub aviation platform legacy, the company leverages decades of craftmanship and a lean optimized production line to produce thoroughly modern and innovative aircraft. Well established as an FAA approved Production Certificate (PC) holder, the company brings turnkey experience: designing, testing, certifying, and manufacturing premium aircraft in-house as an Original Equipment Manufacturer (OEM), as well as providing MRO (Maintenance-Repair-Overhaul) services. Manufacturing currently takes place at production facilities in the vicinity of Yakima Air Terminal-McAllister Field, utilizing three campuses comprising 14 facilities in 11 buildings.

Backcountry aviation, whereby the aircraft designs are uniquely capable of accessing remote non-airport locations through extraordinary STOL performance, stands out as a popular and rapidly growing market sector. The company believes that its design engineering and disruptive product development strategies are driven by a culture of innovating modifications and improvements, responding to the needs of an enthusiastic and loyal community of backcountry and adventure aircraft users. Customer involved market surveys were performed on the latest models, prior to the decision to produce, to ensure that desires of the owner-operators were at the center of the product line capabilities.

In 2020, the company gained FAA TC approval for the new Lycoming CC393i 215HP engine, developed together with Lycoming. Then, in December of 2021, the company also gained FAA TC approval for the nose gear version of its Flagship XCub, branded the NX Cub. This move made an additive upward market shift to a new mix of potential customers, thus exposing CubCrafters products to all aircraft owner-operators in its niches, not just pilots with tailwheel endorsements for legendary Cub-style landing gear. Today, the company produces seven models, two kits, and in all has released three new STOL adventure versions in recent years: XCub, the 3rd generation Carbon Cub, and NX Cub, all amidst rising market demand.

The company has become well established with a history of continual development and flexibility in growing and changing markets since it was founded in 1980.

Product History Milestones:

- 1980 – Cub Crafters is founded by James Richmond to repair and restore Piper Cubs.

- 1985 (and continuing through 2018) – CubCrafters gains and develops multiple new FAA STCs to improve the PA18; CubCrafters currently holds 64 STCs for many variants.

- 1986 – Company is incorporated as Cub Crafters, Inc.

- 1999 – CubCrafters introduces their first "new" airplane, the Piper/CubCrafters PA18, built under the FAA's Spare & Surplus Rule.

- 2004 - Earning its FAA Part 21 Production Certificate (PC) and their first FAA Aircraft Type Certificate (TC), CubCrafters introduces the Top Cub: a Part 23 Certified design, based on the Piper Super Cub and inclusive of the most popular Supplemental Type Certificates (STC) improvements.

- 2006 - Introduction of the CubCrafters first Light Sport Aircraft (LSA): Sport Cub is a clean-sheet design that advances the genre of backcountry, tailwheel aircraft.

- 2009 - A lightweight, 180 horsepower engine is added to Sport Cub. Initially badged Super Sport Cub.

- 2010 – LSA model is renamed Carbon Cub SS. Along with Carbon Cub SS, a kit version of the aircraft is offered, the Carbon Cub EX.

- 2015 - An innovative builder assist program is introduced for the Carbon Cub line, Carbon Cub FX.

- 2016 - XCub certification is completed (6 years in secret development) and introduced as CubCrafters flagship certified aircraft product.

- 2017 - XCub G3X glass panel is released, an industry wide first-ever use of experimental primary display avionics in a certified aircraft.

- 2017 – The third generation Carbon Cubs, Carbon Cub EX-3 and FX-3 E/A-Bs, are introduced and represent CubCrafters most capable backcountry taildraggers to date. Also, XCub gains EASA certification for EU countries, as well as, FAA Seaplane Approval with Amphibious and straight floats.

- 2018 – XCub is awarded international certifications in Japan (JCAB), Canada (TCCA), and Australia (CASA).

- 2020 – XCub is certified with the new and more powerful 215hp engine option, Lycoming CC393i, developed together with CubCrafters.

- 2021 – XCub is certified with an optional "tricycle" nose landing gear configuration, the NX Cub, while maintaining considerable backcountry airstrip capability. This unique offering is easier to handle on the ground than traditional "taildragger" aircraft, therefore lowering the barriers of entry for pilots interested in the exciting arena of backcountry flying, and eliminating the need for tailwheel specific training and the associated pilot endorsement.

- 2022 – A new 363i FP engine variant, including a new cowling design, is released in August-2022, offering a new fuel injected engine option for fixed pitch propeller equipped EX-2 and FX aircraft.

  2022 – CubCrafters acquires Summit Aircraft Skis Company, including the company's design and manufacturing assets, unique patents and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho. The strategic acquisition includes a successful, robust patented design that significantly improves value for consumers. Manufacturing of skis has begun in Yakima and Summit Skis will continue to be sold and made available on both CubCrafters aircraft and competing aircraft from other manufacturers as well.

Summary of Aircraft Models:

- **Sport Cub** – LSA lightweight baseline design in the Light Sport Category; a clean-sheet modern design in the genre of tailwheel, backcountry aircraft.

- **Carbon Cub SS** – LSA follow-on to the Sport Cub offered with improved handing, modern avionics, and higher power options than the original Sport Cub.

- **Carbon Cub FX & FX-3** – A Builder-Assist, Experimental Amateur Built (E/A-B) category aircraft, with multiple engine and gross weight options. The assisted build process is spread over two visits to the company factory facilities, where customers participate in the manufacture of their own aircraft, meeting FAA majority rule requirements for the build.

- **Carbon Cub EX Kits (EX, EX-2 & EX-3)**– Packaged kits of parts are delivered to customers to assemble and customize as they build their own aircraft in the E/A-B Amateur-Built Experimental Category. These kits offer the most customization and flexibility to customers, allowing them to maximize performance and mission-specific capabilities. Known as the most complete Cub type kit offered in the industry, each version has been found to meet FAA NKET majority rule evaluations.

- **Top Cub**– A FAA Part 23 Certified design, offering a stronger, safer, and heavier load bearing capability than original Piper Super Cub while maintaining much of the ease of maintenance and simple manufacturing techniques. The aircraft is available with multiple landing gear options including various tire sizes, skis, or amphibious floats. CubCrafters sold this design, its first generation TC, but maintains the right to build it under license.

- **XCub / NX Cub** –CubCrafters "Flagship" aircraft, which is offered as two different aircraft models: FAA Part 23 Certified or as a Builder-Assist E/A-B. XCub is available with luxury interiors, a variety of top-quality avionics, flexible landing gear options, and two engine choices, all of which combine to provide a unique and powerfully versatile platform which stands out in the high-performance backcountry aircraft market.

Aircraft Models Currently Available In-Production:

FAA Certified (3 models)
        CC19-180 XCub
        CC19-215 XCub or NX Cub (badged as NX when delivered with nose landing gear)
        CC18-18 Top Cub (built under license)

Builder-Assist (3 models)
        CCX-1865 Carbon Cub FX (Gen 2 with fixed pitch propeller)
        CCX-2000 Carbon Cub FX-3 (Gen 3 with constant speed propeller)
        CCX-2300 XCub or NX Cub (CC393i engine only)

Light Sport(1 model)
        CC11-160 Carbon Cub SS

Kits (2 models)
        CCK-1865 Carbon Cub EX-2 (Gen 2 with fixed pitch propeller)
        CCX-2000 Carbon Cub EX-3 (Gen 3 with constant speed propeller)
        Note – parts and subassemblies are also available for the original EX Kit

Market & Competition

The aviation sector of the transportation industry comprises commercial, private, and military segments. General Aviation (GA) is normally the designated market used to define all civil aviation operations except for commercial air transport (airliners). GA represents the private transport and recreational components of aviation, with some crossover to military when civil aircraft are used in such capacity. CubCrafters is considered a prominent OEM in the GA recreational aircraft market segment.

According to the General Aviation Manufacturers Association (GAMA), the General Aviation (GA) market contributes more than US$ 247 billion to the US economy annually and employs more than 1.2 million citizens. GA aircraft log 25.5 million flight hours every year in the US; two-thirds of air traffic is for business purposes.

Regulation and Certification Barriers

The aviation industry overall, inclusive of the GA market segments for which CubCrafters operates in, is heavily regulated by the FAA, especially for certified aircraft. The barriers to entry for aviation businesses to start up and gain original FAA certified type certificates, as well as FAA approval for production authorization to continually produce new aircraft, are extremely high. This is due to required knowledge base, necessary experience, high entry cost levels, vast regulatory requirements, and the multi-years of time and effort required for establishing designs and facilities, all while traversing through specific FAA approval processes.

Aircraft certification requires extensive FAA standards and systems knowledge and experience, as well as successful execution of design, test, first article build inspection conformities, validation testing, and extensive report documentation, to achieve new certification approval acceptance. This typically requires years of development, significant R&D funding, and in-depth engineering certification effort. Only a few FAA fixed-wing type, standard category type certificates have been newly issued in each of the more recent decades. CubCrafters estimates that the technical certification report documentation alone, that it produced over six years to demonstrate compliance to FAA TC requirement standards for the CC19 XCub aircraft, exceeds forty thousand pages.

Further to the type design approvals for certified models, separate development and approval must be achieved for production facilities themselves, to achieve FAA accepted manufacturing processes and quality assurance systems.

CubCrafters has earned multiple new, original issue, FAA Part 23 type certificates, and its production facilities have achieved FAA Part 21 approval for the manufacture of complete aircraft, and supplemental designs.

Other FAA certified backcountry aircraft that are currently in production, such as competitor American Champion Aircraft's model 8GCBC Scout, are building from type design certificates originally issued in the 1960s. CubCrafters XCub, a two-seat Part 23 Standard Category aircraft, gained its newly issued type certificate in 2016 and has been since been continually updating the TC to include the latest available engines, propellers, and new landing gear options.

General Aviation Market Segments and Competition

GA aircraft types are divided as fixed-wing and rotary (helicopters) aircraft, and further by how they are powered: jet, turboprops, piston powered, and electric. For fixed wing aircraft, which are the only type that CubCrafters produces, the market segments are typically defined by the primary role for the aircraft types or models: recreational (two seats typically), private transport (four to eight seats typically), business jets, agricultural, and aerobatic. The key players currently in each of these segments, as reported to GAMA, include:

- **Recreational**: American Champion Aircraft, Aviat, CubCrafters, Flight Design, Icon Aircraft, Pipistrel Aircraft, WACO Aircraft

- **Private Transport**: AVIC General/Cirrus Aircraft, Daher, Diamond Aircraft, Pilatus, Tecnam, Textron Aviation

- **Business Jets**: Airbus Corporate Jets, Boeing Business Jets, Bombardier, Dassault Aviation, Embraer, Gulfstream Aerospace, Honda Aircraft, Textron Aviation

- **Agricultural**: Air Tractor, Thrush Aircraft

- **Aerobatic**: Extra Aircraft, Game Composites

The number of production aircraft delivered per quarter is directly reported to GAMA, optionally by each of the member OEM companies. For 2023, the following numbers of airplane deliveries were reported publicly by the GAMA, for recreational aircraft OEMs as segmented above:

1. CubCrafters   69 total (Q1-18, Q2-25, Q3-13, Q4-13)
2. Pipistrel Aircraft   112 total (Q1-13, Q2-31, Q3-27, Q4-41)
3. Icon Aircraft   33 total (Q1-7, Q2-9, Q3-6, Q4-11)
4. American Champion   0 total (Q1-0, Q2-0, Q3-0, Q4-0)
5. Flight Design   13 total (Q1-0; Q2-4, Q3-4, Q4-5; located in Ukraine)
6. WACO Aircraft   6 total (Q1-2, Q2-2, Q3-2, Q4-0)
   Note: Aviat Aircraft did not
   report.

Light Sport Aircraft (LSA) are recreational, designed and built to ASTM consensus standards, are limited to two occupants and a maximum of 1320 lbs. (1430 lbs. as seaplanes), and do not require a traditional pilots license. Experimental Amateur Built aircraft (E/A-B) are not approved nor certified by the FAA to any published design and manufacturing Codes of Federal Regulations (CFRs) nor ASTM standards. LSAs and E/A-Bs make-up a significant portion of GA and these aircraft are intended primarily for education and entertainment; they are not authorized for commercial use or for hire.

There are a variety of different sized companies, including smaller, boutique makers of LSAs and E/A-Bs worldwide. The number of more common sport airplanes available from LSA suppliers typically numbers approximately 30 to 50+ worldwide. Since their inception and widespread support from the Experimental Aircraft Association (EAA), the number of kits (be it plans only, parts kits, or pre-fabricated fast kits) is vast. In the Cub-style backcountry aircraft LSA and E/A-B space, some of the more recognized competitors include: CubCrafters, Dakota Cub, Legend Aircraft, Backcountry, Javron, Zlin (Czech Republic), and Patriot, a new entrant. While sales data from private, smaller providers is not readily available, CubCrafters is generally understood to be the largest producer in the E/A-B Cub space. While not "Cubs" per se, yet similar as tailwheel STOL type aircraft, Just Aircraft and Kitfox are also in the space as lower cost options.

CubCrafters' designs, tests, certifies and manufactures in each of the three GA segments stated: FAA certified, ASTM LSA, and E/A-B. CubCrafters' market is a multi-niche subset of GA, focused on producing 2-seat backcountry type aircraft. In these niches, CubCrafters is the dominant producer of certified backcountry aircraft and a prominent maker of LSA, Experimental Builder-Assist, and E/A-B Kits. CubCrafters produced aircraft models and kits are typically considered to command the highest retail prices in the backcountry space.

Customer Mission Profiles

CubCrafters' existing customer base has a wide range of different mission profiles that drive their choice to purchase, which further widens the particular market segments that CubCrafters is able to pursue for:

- Personal lifestyle and entertainment for backcountry, STOL, and flight enjoyment

- Seeking highest quality products, with proven track record, from a producer that has attained the ability and systems required to design and manufacture FAA certified aircraft

- Wildlife, military, law enforcement, and other special mission uses

- Humanitarian aid and access to outlying communities

- Cost effective and energy efficient remote access

  o   smaller aircraft with comparatively low fuel usage compared to larger aircraft

  o   mere fraction of comparative costs to acquire and operate, compared to a helicopter

- Private transportation for business and residences

Direct and Secondary Market Impact Factors

Post pandemic supply chain, labor shortages, and changing inflationary economic conditions are present and have impacted GA producers across all segments. CubCrafters preemptively purchased ahead on raw materials, in some cases as much as two years of pre-purchased stock, and continues to interactively manage supply chain pop-up issues. Market impacts due to such supply and economic uncertainty, causing organizational focus on protecting production throughput, has likely slowed new recreation aircraft product development unilaterally and that may continue. CubCrafters has and intends to continue its innovation inertia to invest in R&D initiatives that can result in new products, that the company believes could be monetized within 2 to 5+ years.

"Demand for general aviation aircraft continues at a robust pace. Since the initial setbacks of the pandemic, we have seen some segments make strides with growing backlogs and high rates of operations while others are still diligently working to navigate the path to recovery," said GAMA President & CEO, Pete Bunce on August 24, 2022. "Despite ongoing supply chain and workforce issues, our industry continues to make progress and strategically posture for the future, which is a true testament to our strength and durability." Aircraft shipments through the second quarter of 2022, when compared to the same period in 2021, saw piston airplanes increase 9.4% with 638 units, turboprops increase 11.8% with 247 units, and business jets increase 9.5% with 289 units. The value of airplane deliveries through the second quarter of 2022 was $9.1 billion, an increase of 5.2%.

OEMs that lack cash flow and reserves to bring financial flexibility for dealing with continued supply chain shortages and inflationary escalation may fall out of the market. Long standing legacy recreational aircraft companies, such as Maule Air Inc., have fallen out in recent years. This could also serve as a market share increase opportunity for CubCrafters and others.

In 2022, Vans Aircraft, the largest kit producer in the world, unveiled a high wing engineering prototype aircraft that they are considering offering as a new kit. This is an aluminum constructed high-wing design it is developing named the RV-15. While not a Cub-type airframe itself, as it does not offer tubular chromoly steel frame construction around the cabin as Cubs do, it could become popular especially among prior Van's kit builders if the design passes testing and Van's decides to pursue it. In that event, it may impact CubCrafters kit sales or perhaps draw even more demand to the backcountry space overall. In December of 2023 Vans Aircraft filed Chapter 11 bankruptcy, this may reduce the successful production of the RV-15.

Since around 2013, the FAA has been considering an initiative to expand the authorized size and weight of LSA aircraft called MOSAIC, Modernization of Special Airworthiness Certificates. This could potentially change the GA market in a variety of ways, likely in a two to five year time period, such as allowing OEMs to build more than the majority rule portion currently in place on E/A-B aircraft. It could further bring new businesses to the industry; under the presumption of ASTM consensus standard validations of LSA aircraft offering less regulatory oversight than is required by FAA certified models. MOSAIC has been delayed multiple times, although the Notice for Proposed Rule Making (NPRM) was released for comment in 2023, for the MOSAIC initiative. The NPRM process itself normally takes six to eighteen months before moving to an actual rule change. The Brazilian civil aviation authorities announced in July-2022 a similar change is being released in Brazil for 2022, allowing LSA to expand there from 1320 lbs. to 3000 lbs. aircraft, up to 185 knot cruise speed, and up to 4 seats. This move may hasten the MOSAIC effort in the US and other countries. As LSA validation is a self-certification process to ASTM consensus standards, OEMs are more likely to pursue LSA development over the higher cost of FAA certification paths. However, LSA aircraft are not authorized for commercial use. CubCrafters will be positioned in both market segments and new product development considerations and strategies will be developed as the landscape of market changes potentially occur due to MOSAIC.

There are currently no obvious signs of market saturation in the niche market segments. 2021 year-end backlog for production assembled aircraft exceeded 24 months; 2022 year-end backlog was estimated at 22 months. CubCrafters' recent release of the NX Cub, the nose landing gear equipped version on its XCub, has opened a new market zone for the brand. It has been estimated that approximately 15% of private pilots possess, or plan to pursue, a tailwheel endorsement for flying conventional Cub style landing gear. With the advent of the NX Cub, this substantially expands the market availability by exposing a CubCrafters product to the estimated additional 85% of private pilots that are potential buyers.

Employees

The company currently has 211 employees, 203 full-time and 8 part-time.

Plans for Growth

The company is furthering its growth through four primary strategic objectives:

- Objective 1 – Satisfy expanding sales demand

- Objective 2 – Aftermarket customer services expansion

- Objective 3 – Facility and manufacturing modernization to scale NexGen aircraft releases

- Objective 4 – Develop and introduce disruptive innovations and new technology

Satisfy Expanding Sales Demand

The company installed new senior leadership in 2018, who decided to further organically fund R&D, develop new products through customer involved market surveys, and unleashed new marketing outreach strategies using key influencers. This resulted in a significant rise in productivity and an eighty-eight percent (88%) increase in annual sales from 2017 to 2018. Demand for new products has risen further, and has consistently outweighed supply, with sales backlogs climbing steadily and bringing scaling opportunity. The company expanded its physical footprint in 2019 by opening a new customer completions center, and now operates from three campuses totaling over 100,000 sq ft. The company intends to take advantage of current acute demand by scaling operations with modernized fabrication equipment, new composite manufacturing expansions, and digital transformation of manufacturing processes.

Aftermarket Services Expansion

The company intends to expand the current established network of certified dealer and service centers to include additional locations within the Unites States, as well as in overseas markets, to support the growing fleet of active aircraft. The company further intends to expand its internal Customer Support Department with more automation of the aftermarket part sales system and related support services.

Develop and Introduce Disruptive Technology

The company intends to continue to implement modern manufacturing techniques, along with scaling up tooling, adding automated design capacity, and improving rapid prototyping equipment. This growth is being directed to take advantage of the powerful combination of new technology, tooling, and manufacturing facilities, partnered with the company's specialized craftsmanship that has been honed over four decades.

The company intends to continue its legacy of innovation to further meet market demand, as well as push the categorical limits of light aircraft. The company has active R&D projects partnering with NASA and educational institutions. These projects are aiming to develop new technology, integrate the new technologies into the light aircraft platform, and explore the new uses and capabilities that those technological changes are bringing about. Active projects include development of a patented lift augmentation design, including electrical power, which may further expand the performance envelope of the small fixed-wing aircraft.

Manufacturing Modernization to Scale NexGen Aircraft Releases

The company is scaling up production capacity while modernizing its manufacturing methods and systems. Changes will include increasing fabrication automation with design control, repeatability, and inspections. The company will use upgraded and scaled-up manufacturing equipment, tooling, and fixtures to increase efficiency and production batch sizing. The company intends that the long-standing legacy of crafting skills and knowledge that have been used to manufacture this class of aircraft will be further infused into a modern manufacturing environment, with increased production standardization, modern technology, and new materials.

In furtherance of the above objectives, the company may acquire other companies, real estate, or assets. See "Risk Factors – Risks Related to the Company's Business".

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Aircraft. In the United States, our aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the United States, similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. If we were to be designated a PRP by the Environmental Protection Agency or a state environmental agency (which has not been the case so far), we would potentially be liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

CubCrafters holds FAA design and production approvals, inclusive of all proprietary design, analysis, test, and certification technical and commercial data:

FAA Production Certificate (PC)

- FAA Production Certificate No. 722NM, Issued Feb-12-2007; latest Amendment Jan-3-2022

FAA Certified Type Certificates (TC):

- A00053SE, Model CC19-180, Issued Jun-2-2016

  o Amended to add Amphibious and Straight Floats, Approved Dec-14-2017

  o Amended to add Garmin G3X Avionics, Approved Feb-8-2018

  o Amended for new CC19-215 model, CC393i 215 HP Engine, Approved Oct-10-2020

  o Amended to add nose landing gear, Approved Dec-3-2021

- A00055SE, Model EL-1, Issued Mar-22-2019

- A00057SE, Model CC21-180, Issued Feb-14-2019

International Type Certificates (TC):

- Europe: EASA.IM.A.638, Model CC19-180, Issued Dec-18-2017

- Japan: JCAB-92, Model CC19-180, Issued Mar-27-2018

- Canada: Transport Canada A-274, Model CC19-18, Issued Feb-28-2018

- Australia: CASA A330, Model CC19-180, Issued Aug-28-2018

- Japan: JCAB 92, Model CC19-180, Issued

FAA Certified Supplemental Type Certificates (STC):

- CubCrafters holds 64 valid STCs for a wide variety of engineered improvements for PA18, CC18 and other models.

Recent Acquisitions:

- Summit Aircraft Skis Company, including the company's design and manufacturing assets, a unique patent and related intellectual property, from the Summit Aircraft Corporation of Sandpoint, Idaho.

We have received or filed for the following patents and trademarks:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Distributed leading-edge lifting surface slat and associated electric ducted fans for fixed lifting surface aircraft	Utility: Non-Provisional	17/079,911	10/26/2020	Issued	2/23/2021	US10926868B1
Attachment Bracket for Landing Gear	-	US13/679,494	11/16/2012	Active	3/17/2015	US8979022B2

MARK	Filing Date	Serial #
XCUB (1)	December 11, 2014	86478357
SPORT CLUB	August 9, 2005	78688587
CARBON CUB (1)	October 10, 2014	86420838
CUB (1)	September 21, 2006	77004327
CUB CRAFTERS	August 8, 2005	78688112
TOP CUB	August 8, 2005	78688134
	August 10, 2005	78690130
SPORT CLUB (2)	July 7, 2012	9583625
CARBON CUB (2)	July 7, 2012	9583626
TOP CUB (2)	July 7, 2012	9583627
CUB CRAFTERS (2)	July 7, 2012	9583628
CUB (2)	July 7, 2012	9581438
Attachment Bracket for Landing Gear (3)	November 16, 2012	8979022B2

(1) Owned by our wholly owned subsidiary, Cub Marks, LLC
(2) Filed in People's Republic of China
(3) Owned by our wholly owned subsidiary, Summit Aircraft Skis

Litigation

There are currently no legal proceedings pending against the company.

Property

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy is leased to the company by Richmond Real Estate. Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field.

The company leases manufacturing space from Wilson Commercial Properties. The three buildings are referred to as the Cub Crafters, Inc. Fabrication Plant. Each building is 12,000 square feet (36,000 square feet collectively) and are located at 2401 South 26th Avenue, Yakima, WA 98903; 2500 Airport Lane, Yakima, WA 98903; and 2400 Airport Lane, Yakima, WA 98903.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903. The Completion Center is 11,265 square feet.

The company has share ownership, with the Yakima Airpark LLC, in three hangars located at the Yakima Air Terminal-McAllister Field under a sublease agreement. The three hangars total 9,500 square feet. The company also has an additional research hangar under sublease, totaling 1,150 square feet.

The company has various additional lease and owned storage spaces totaling 4,534 square feet.

Total Square Footage: 103,719

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers, and significant employees of the company as of the date of this filing are as follows:

Name	Position	Age	Date Appointed	Term of Office	Part Time / Full Time
Directors					
Susan Richmond	Director	70	2021	Indefinite	Part Time
Patrick Horgan	Director	57	2021	Indefinite	Full Time
Bradley Damm	Director	53	2021	Indefinite	Full Time
Officers					
Patrick Horgan	President and CEO	57	President – 2018 CEO – 2021	Indefinite	Full Time
Bradley Damm	Vice President and Sales	53	VP Sales – 2018 VP Corporate – 2021	Indefinite	Full Time
Keith Kennedy	Chief Financial Officer	61	2024	Indefinite	Full Time
Richard Johnson	Director of Finance	76	Director of Finance - 2022	Indefinite	Full Time
Justin Jansky	Secretary	36	Secretary – 2022	Indefinite	Full Time

Business Experience of Executive Officers

Patrick Horgan, President, Chief Executive Officer, and Director.

Patrick Horgan has been the company's President since 2018 and its CEO since 2021, overseeing all OEM operations. Prior to his role as President, Mr. Horgan was the company's Vice President/Director of Engineering & Product Development from 2015 to 2018 when he led the FAA Part 23 type certificate approval and production certificate approval of CubCrafters' newest flagship, the XCub, as well as the latest model generation of the Carbon Cub. Horgan also directed the breakthrough certification that authorized the use of experimental avionics in FAA-certified production aircraft, a first in aviation history. Horgan brings over 30 years' aircraft development and manufacturing experience in General Aviation, Commercial, and Military industries. Prior to service at the company, he was the General Manager at WACO Classic Aircraft Corporation in Battle Creek, Michigan and was the commercial aircraft manager of the Boeing 777 wheel and brake program for Goodrich Aerospace in Troy, Ohio. He was also a designer on the F/A-18 Super Hornet at McDonnell Douglas (now Boeing) in St. Louis, Missouri. Horgan holds degrees in aeronautical and astronautical engineering from the University of Illinois, and a certificate in Disruptive Strategy from Harvard Business School. He serves as a member of the Board of Directors of the General Aviation Manufacturers Association and on ASTM aircraft standards committees.

Bradley Damm, Vice President, Sales, and Director.

Brad Damm is Vice President at CubCrafters. He has overseen CubCrafters' sales, marketing, and brand management operations since 2018. Since first joining CubCrafters in 2013, Brad has served as Factory Direct Sales Manager, the

Director of Sales Support, the Global Director of Sales, and the Vice President of Sales and Marketing. During his tenure, the company has seen new sales records year after year across all of CubCrafters new aircraft and kit product lines, and the CubCrafters brand has risen to new levels of awareness and respect with aviation consumers worldwide. Prior to joining the company, Brad served for over 10 years as the Business Development Manager for one of the largest commercial concrete contractors in the Pacific Northwest, driving the sales and revenue growth that allowed the company to expand from a few dozen to hundreds of employees.

Susan Richmond, Director

Susan Richmond serves on the Board of Directors for Cub Crafters, Inc. She has served in the position of Director from October 2021 to present. Susan Richmond, wife of company founder Jim Richmond, has been a successful entrepreneur and small business owner herself over the last 22 years. She has owned and operated Inklings Bookshop in the Yakima Valley since 2000. Her leadership experience includes serving on the American Booksellers Association Advisory Board and the Pacific Northwest Booksellers Association Board of Directors. She has also served on a local private school board and as President of a retail merchant association board. Susan Richmond attended Central Washington State University, Yakima Valley College, and Moody Bible Institute.

Keith Kennedy, Chief Financial Officer

Keith Kennedy is the Chief Financial Officer at CubCrafters' with over 20 years of financial experience helping companies be more efficient and maximize profits. Keith has guided companies through strategic decision-making and sustainable growth. His expertise in finance and accounting has allowed him to excel as a CFO, overseeing budgeting, forecasting, and financial analysis with companies in many industries. In the past number of years Keith Kennedy has been the CFO at Pyramid Heating & Cooling (2021-2022) and Hood River Juice Company (2020-2021). Prior to that, he was the Chief Financial Officer of Sagetech Corporation from 2015-2020. Sagetech was the first company to develop and produce a micro transponder weighing less than 1 pound for the unmanned aerial vehicle market and he was instrumental in helping control costs, manage cash flows, and keep projects on budget. This process took many years of research and development work while continuing to operate a profitable production company to fund the R&D efforts. Keith Kennedy holds a degree in business administration with a major in accounting from the University of North Florida, and a certificate in Six Sigma from Washington State University.

Richard Johnson, Director of Finance and Treasurer.

Rick Johnson is the Director of Finance at CubCrafters and has been with the company since 2017. He has 27 years of previous experience as controller and CFO for fruit packing and timber operations in the Pacific Northwest. He holds a Bachelor of Science in Business Administration from Central Washington University.

Justin Jansky, Administrative Manager and Secretary

Justin Jansky is the Administrative Manager at CubCrafters. He joined the company in 2015 and has a demonstrated history of successful collaboration on major FAA type certification projects in the general aviation industry, specifically under 14 CFR Parts 21 and 23. He is responsible for process management, document control, facilitating FAA certification processes, coordination with FAA delegates and documenting compliance testing. He holds a bachelor's degree in technology and applied design.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company leases office and manufacturing space from Richmond Real Estate located at 1918 and 1920 South 16th Avenue, Yakima, WA 98903. The company leases approximately 29,000 square feet and 12,270 square feet, respectively. The airport land these buildings occupy are leased to the company by Richmond Real Estate. Richmond Real Estate holds the land leases with the Yakima Air Terminal – McAllister Field. Richmond Real Estate is owned by Susan Richmond, the majority shareholder and a director of the company.

The company leases a manufacturing and aircraft completion center space from Richmond Real Estate, located at 2035 Airport Lane, Yakima, WA 98903. The Completion Center is 11,265 square feet. Richmond Real Estate is a real estate purchasing and holding company owned by Susan Richmond, our majority shareholder and a director of the company.

The company has a Promissory Note with Susan Richmond for $809,124.00. The promissory note matures on December 31, 2031. Interest accrues under the loan at 4.25% per annum and terms are 10 years with 1 year interest only and no prepayment penalty. If the company successfully completes an offering and raises sufficient funds the note is repayable in full, at the board's discretion. If sufficient proceeds are not raised the loan is repayable from January 1, 2023 in monthly installments over nine years. What constitutes sufficient proceeds has not been defined by the company or the note holder.

The company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The outstanding balance at December 31, 2023 was $310,048.

The company transfers funds to Cub Crafters DISC, Inc., a company owned and controlled by Susan Richmond, our principal shareholder and a director, which acts as an interest charge domestic international sales corporation ("IC-DISC") structure for receiving commissions on the company's export sales based on the greater of 50% of net income on sales of qualified export property or 4% of gross receipts from sales of qualified export property. No commissions were paid to this entity in 2021 but commissions were paid in 2020 and 2019.

The company's directors have authorized the use of a portion of the proceeds to be used by the company to purchase certain (some or all) real property currently leased by the company and owned by Richmond Real Estate, a company owned and controlled by Susan Richmond, a director of the company and our largest shareholder, if enough funds are raised. The company's board has discretion to determine at what point the company has received sufficient proceeds to pursue and close on the purchase of this property or whether to pursue such purchase at all. Terms of such purchase, including purchase price, have not been agreed to.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as COVID, supply chain issues, hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business:

The company may not be able to successfully execute its business plan.

In order to continue developing its technology, expand its sales and execute the plans for growth outlined in "Description of Business", the company must raise significant amounts of capital, foster relationships with key suppliers and attract customers. There is no guarantee that the company will be able to achieve or sustain any of the foregoing within the company's anticipated timeframe or at all. The company may exceed its budget, encounter obstacles in research and development activities, fail to anticipate customer needs, or be hindered or delayed in implementing the commercialization plans, any of which could imperil the company's ability to secure additional customer contracts and increase revenues. In addition, any such delays or problems could require the company to secure additional funding over and above what it currently anticipates it will require to sustain the business, which the company may not be able to raise. Additionally, if the company were to make any acquisitions of other companies or assets in the future, it may not be able to successfully integrate such assets or assets successfully into its existing business.

The company may be unable to raise funds needed to fund further development.

The high level of volatility in the capital markets may make it difficult to raise funds. If the company is unable to raise sufficient funds to continue expanding and commercializing its products in accordance with its business plan, its operations will suffer. The company may also have difficulty securing supplies needed or manufacturing and distribution partners in the event it cannot raise sufficient funds.

The company may not be able to effectively manage its growth, and any failure to do so may have an adverse effect on its business viability.

The company intends to maximize commercialization of its products for the small backcountry aircraft market and further develop them to address both the current market share and enter new markets. Manufacturing a sophisticated high-tech product with exacting specifications requires expertise and experience which can be difficult to maintain. In addition, the company's future operating results will depend on its ability to effectively maintain and manage employee, supplier and customer relationships across a broad geographic footprint.

The company's primary products are typically considered to be high-performance utility aircraft, and therefore do not have an unlimited clientele/customer base.

If the company does not adequately innovate and further expand its product offerings into other markets, such as international sales, government contracts, military applications, and broader private recreation, the company's success will not be guaranteed.

The company may be subject to product liability claims and/or regulatory action which could have a material adverse effect on the business, its prospects and reputation.

The company faces an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, injury or death. The company takes great measures to ensure that its products are compliant to regulatory requirements and safe for approved uses; despite this, liability claims remain possible.

If product liability claims and such claims arise, it could have a material adverse effect on the company's business. The company does not currently maintain product liability insurance. The successful assertion or settlement of a claim could harm the company by adding further costs to the business and by diverting the attention of senior management from the operation of the business. Even if a liability claim is successfully defended, the litigation costs and adverse publicity may be harmful to the business.

Any product liability claim may increase the company's costs and adversely affect its revenues and operating income. Moreover, liability claims arising from a serious adverse event may make it more difficult to secure adequate insurance coverage in the future. In addition, any future product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The company could be forced to replace or repair faulty parts.

In the event one of our planes crashes and it is determined that the reason for the crash is due to a manufacturing defect, the company can be forced to issue an AD (Airworthiness Directive) or other ramifications. This often results in the company being required to pay substantial amounts to replace and/or repair the faulty part in similar aircraft manufactured and sold by the company. This could result in substantial financial expense and harm our company's reputation.

The company could be subject to legal liability as a result of operations.

The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgements.

An accident could have a material adverse effect on the company's operations.

Flying aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. Even if any such incident were not the responsibility of the company, the company could suffer reputational and other damages.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. See "Description of Business -- Regulations" for a description of the regulations we are subject to. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

Adverse regulatory or policy changes could have a material impact on business.

The company's business is premised on its facilities and procedures meeting the applicable federal regulations. For example, the type of aircraft the company manufactures are classified as certified, light-sport aircraft, or experimental aircraft. If the FAA were to remove or change these designations, our business could be negatively affected. If the company's products become subjected to new regulatory oversight or the regulatory framework in these markets becomes more restrictive to the point where some of the products are unable to meet these more restrictive standards, the company will have difficulty in selling its products and potential customers may seek alternatives.

The company is partially dependent on third party suppliers and contractors that will need to maintain a high level of expertise and meet strict quality standards.

The company currently relies on some external suppliers and manufacturing partners to produce the necessary technology and components for the aircraft, a few examples of which are engines, propellers, tires, and avionics. Due to the high degree of regulation of aerospace products, the company's suppliers and manufacturing partners require a high level of expertise, certification, and need to meet strict quality standards. The company believes it has established good working relationships with multiple partners; however, if the company is unable to maintain contracts with them, or if any contract is terminated for reasons outside of the company's control, it may be difficult for to find new suppliers or contractors that are able to meet these standards. Furthermore, to the extent that any of the company's suppliers provides products that prove to be defective or fail to meet specifications, the company's business and reputation may suffer. The impact of social distancing measures, related workforce reductions and supply chain disruptions may negatively impact the ability of suppliers to deliver the components the company needs for manufacture or the ability of any of its potential partners to operate effectively to meet requirements

The company is subject to supply chain disruptions.

Disruptions to the supply chain could substantially impair our ability to deliver consumer products on a timely basis and at desired prices. In the event of any such disruptions, we would need to source components and raw materials from new providers or manufacturers. There is no guarantee that the company would be able to secure such components and/or raw materials. Examples of recent debilitating supply chain issues include engines for Light Sport and kit aircraft models, landing gear materials and fabrication services, composite resin, and others.

Volatility and increases in the costs of raw materials, energy, transportation, labor and other necessary supplies or services may negatively impact net earnings and cash flow.

Volatility and increases in the costs of raw materials and chemicals, and increases in the cost of energy, transportation, labor, and other necessary supplies may harm results of operations. Purchase price increases for raw materials and purchased goods, such as engines, aluminum extrusion, and many others have continually soared since COVID and related shortages occurred. The company cannot predict which of its raw materials may be affected in the future. Increased transportation expenses may cause the company to incur unanticipated expenses and impair its ability to distribute products or receive raw materials in a timely manner, which could disrupt operations, strain customer relations, and adversely affect operating profits. If commodity and or other costs increase in the future, such increases could exceed estimates and if the company is unable to increase the prices of products or achieve cost savings to offset such cost increases, the results of operation will be harmed. In addition, even if the company increases the prices of its products in response to increases in the cost of commodities or other cost increases, it may not be able to sustain the price increases. Sustained price increases may lead to declines in sales volume as competitors may not adjust prices or customers may decide not to pay the higher prices, which could lead to sales declines and loss of market share. This could adversely affect the company's business, financial condition, and results of operations.

The company's facilities and suppliers are subject to disruption by events beyond its control.

Operations at the company's facilities, its landlords, suppliers (including sole-source and single-source suppliers), service providers and customers are subject to disruption for a variety of reasons, including work stoppages, cyber-attacks and other disruptions in information technology systems, demonstrations, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, disruptions in logistics, loss or impairment of key manufacturing sites, supplier capacity constraints, raw material and product quality or safety issues, industrial accidents or other occupational health and safety issues. If a major disruption at the company's facilities or at the facilities of its suppliers were to occur, it could result in injury to people, damages to the natural environment, temporary loss of access to critical data, unauthorized disclosure of sensitive or confidential information, delays in shipments of products to customers, disruptions in supply chain or suspension of operations. Any such disruption could have a material adverse effect on the company's business, financial condition and results of operations.

If the company fails to effectively protect its intellectual property, the business may suffer.

The company has several FAA type certificates, trademarks, and patents issued and related technical design, analysis, and test data, and may rely on patents pending to protect future intellectual property, including intellectual property licensed from other parties. There is no assurance that any future patents will be issued with the desired breadth of claim coverage or at all. The failure to obtain patents for any future technology could materially impair the business prospects or, in the case of future development, impair the ability to expand the business into other markets. For the existing patents, and if any more patents are granted, they will, as is generally the case with patents, be subject to uncertainty with respect to their validity, scope, and enforceability and thus the company cannot guarantee you that the patents, or patents that are licensed from third parties, will not be invalidated, circumvented, challenged, or become unenforceable. In cases where the company must license intellectual property from third parties, there is no guarantee that the company will be able to do so on acceptable terms. Some of the company's proprietary processes, technologies, and know-how are not under patent protection. Although the company intends to seek patent protection where possible and in the best interests of the company, in some cases the law of trade secrets must be relied on to protect the intellectual property. Accordingly, there is a risk that such trade secrets may not stay secret. This risk also applies to confidentiality agreements and inventors' rights agreements with the company's strategic partners and employees. There is no assurance that these agreements will not be breached, that the company will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Finally, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for, in certain countries.

The company may be subject to allegations of infringement of other parties' intellectual property, or conversely, be forced to sue those who infringe its intellectual property. Such litigation is usually costly, time-consuming, and would divert resources away from the company's primary mission. If the company were to lose such lawsuits, it may be compelled to pay damages or to cease development, manufacture, use or sale of the infringing product or trademark.

The company may in the future become subject to patent and/or trademark litigation, which would be costly to defend and could invalidate the company's patents and/or trademarks.

No assurance can be given that the company will not become subject to, whether within or outside of the United States, patent and/or trademark infringement claims or litigation or interference proceedings declared by the USPTO to determine the priority of inventions. Defending and prosecuting intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are costly and time consuming. The company may be obligated to pay all such costs, but there can be no assurance that the company will have the capital or funding available to bear such costs. Litigation may be necessary to enforce the company's patents, or trademarks, to protect its trade secrets or know-how or to determine the enforceability, scope, and validity of the proprietary rights of others. Any litigation or interference proceedings will be costly and will result in significant diversion of effort by technical and management personnel. An adverse determination in any of the litigation or interference proceedings to which the company may become a party could subject the company to significant liabilities to third parties. However, if the company's rights are disputed by third parties, the company may be required to cease using such technology, which would have a material adverse effect on the company's business, financial condition, results of operations, and future growth prospects.

The business and its prospects for success are dependent on key personnel who are not easy to recruit and retain, especially on the cutting edge of the aerospace industry.

The company relies on key personnel in management, research and development, operations, manufacturing, and marketing. The company will continue to offer key personnel competitive compensation packages, but it cannot assure you that its key personnel will remain with the company or that the company will be able to hire additional personnel with the correct skill sets and qualifications in the future. The company does not maintain any key person insurance and the loss of any of its key personnel could significantly impair the company's ability to maintain a viable business. In the event one or more of the company's key personnel exit the business, it may experience financial loss, disruption to the operations and technology development, damage to the brand and reputation and, if any departing person joins a competitor, a weakening of its competitive position.

The company faces competition in the marketplace which could lead to reduced net sales, net earnings, and cash flow.

The company faces competition from other small aircraft manufacturers and companies. The company's products are expected to compete with other consolidated and widely advertised, promoted, and merchandised brands within this area of aviation.

The company's products are expected to compete on the basis of product performance, brand recognition, and industry-leading innovation. Advertising, promotion, merchandising and packaging also have significant impacts on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) often encounters intense competition requiring substantial expenditures for advertising, sales promotion, and trade merchandising. If a product gains consumer acceptance, it typically requires continued advertising, promotional support, technical and product support, and product innovations to maintain its relative market position. If the company's advertising, marketing, and promotional programs, including its use of digital media to reach consumers, are not effective or adequate, the company's net sales may be negatively impacted.

The industry is subject to change.

Important factors that may cause the company's revenues, operating results and cash flows to fluctuate include:

- The company's ability to develop and modify its products, its intellectual property and marketing platform;

- General economic conditions, which may adversely affect demand and thus performance;

- Changes in terms of contracts, whether initiated by us or because of competition;

- The amount and timing of operating costs and capital expenditures related to the operations and expansion of the company's business;

- Expenses related to significant, unusual or discrete events;

- Extraordinary expenses such as litigation or other dispute-related settlement payments;

- Income tax effects, including the impact of changes in U.S. federal and state tax laws;

- Technical difficulties or interruptions to the company's research and development or marketing efforts;

- Evolving regulations of our anticipated products and services; and

- Regulatory compliance costs.

Many of these factors are outside of the company's control, and the occurrence of one or more of them might cause the value of any investment in the company's securities to be substantially impaired or completely eroded.

Risks Related to the Company's Governance:

Should the company's securities become quoted on a public market, sales of a substantial number of shares of its type of stock may cause the price of its type of stock to decline.

Should a market develop, and the company's shareholders sell substantial amounts of its shares in the public market, shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for the company to sell equity or equity-related securities at a time and price that the company deems reasonable or appropriate.

You should be aware of the illiquid and long-term nature of ownership of securities.

There is no currently established market for reselling our securities and while the company's plans include seeking a listing on a stock exchange or similar forum in the future, there can be no assurance that it will succeed in being accepted on such a forum or the extent to which liquidity will result from any such listing. The company has no immediate plans to list any of its shares on any over-the-counter (OTC) trading forum or similar exchange. If any shareholder decides that they want to resell these securities in the future, such shareholders may not be able to find a buyer. Shareholders should assume that they may not be able to liquidate their investment for some time, or be able to pledge these shares as collateral.

Our shares are subject to lock up.

All securities purchased under Regulation CF are subject to a 12 month lock up, meaning shareholders will not be able to sell the Securities purchased in our Regulation CF offering during this time unless the Securities are transferred to the company, to an accredited investor, as part of a registered offering, or to a member of such shareholder's family or a trust controlled by the shareholder or for the benefit of a member of the shareholder's family, or in connection with death or divorce. Our shareholders' inability to transfer the Securities could limit their ability to realize a return on their investment.

Investors in Series A Preferred Stock will not have control over the company's business and affairs.

Management and controlling shareholders (our three directors) own 100% of the outstanding shares of Class B Common Stock of the company which are entitled to eight votes per share, compared to one vote per share for the Series A Preferred Stock. Holders of our Class B Common Stock are expected to control a majority of the voting power for the foreseeable future and therefore control the business and affairs of the company.

Because the company does not have an audit or compensation committee, shareholders will have to rely on the company's directors to perform these functions.

The company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. The company's board of directors performs these functions as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Ownership

The following table displays, as of March 15, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of any class of our capital stock. Unless otherwise indicated, the address of all listed shareholders is c/o Cub Crafters, Inc., 1918 S. 16th Ave, Yakima, WA 98926.

Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percentage of Class
Susan Richmond	Class B Common	26,100,000	0	90%
Patrick Horgan	Class B Common	1,450,000	0	5%
Bradley Damm	Class B Common	1,450,000	0	5%
All executive officers and directors (5 people in this group)	Class B Common	29,000,000	0	100%
Susan Richmond	Series A Preferred	810,956	0	89.6%
Patrick Horgan	Series A Preferred	44,065	0	4.9%
Bradley Damm	Series A Preferred	50,000		5.2%
All executive officers and directors (5 people in this group)	Series A Preferred	905,021	0	100.0%

RECENT OFFERINGS OF SECURITIES

As of March 1, 2024, the company has issued 808,344 shares of Series A Preferred Stock in our Regulation A offering for gross proceeds of $4,139,466. Proceeds will be used for scaling our operations to meet expanding sales demand, investing in the development of our products and disruptive technology, modernizing our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and working capital. The Regulation A offering was terminated on January 16, 2024.

As of March 1, 2024, the company has issued 123,869 shares of Series A Preferred Stock in our Regulation D offering for gross proceeds of $622,080.60. Proceeds will be used for scaling our operations to meet expanding sales demand, investing in the development of our products and disruptive technology, modernizing our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and working capital.

As of April 29, 2024, the company has issued 78,909 shares of Series A Preferred Stock in this offering for gross proceeds of $410,350.60. Proceeds will be used for scaling our operations to meet expanding sales demand, investing in the development of our products and disruptive technology, modernizing our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and working capital.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware law.

Our authorized capital stock consists of 40,000,000 shares of Class A Common Stock, $0.0001 par value per share, 33,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 10,050,000 shares of Series A Preferred Stock, $0.0001 par value per share. As of April 29, 2024, the company has 29,000,000 shares of Class B Common Stock and 1,921,876 shares of Series A Preferred Stock issued and outstanding.

Series A Preferred Stock

Voting Rights

Holders of the Series A Preferred Stock are entitled to one vote on all matters brought before the shareholders, including the election of directors.

Dividend Rights

The holders of the Series A Preferred Stock shall be entitled to receive, on a pari passu basis with the holders of our Common Stock, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock and Preferred Stock as if they were a single class.

Conversion Rights

Each share of Series A Preferred Stock shall be convertible into shares of the company's Class A Common Stock (i) at any time after the date of issuance at the option of the holder of such share, or (ii) shall automatically convert into shares of Class A Common Stock immediately upon the earlier of (a) the closing of the company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, resulting in gross proceeds of at least $150,000,000 and the shares of Common Stock are listed on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market, or (b) the date or the occurrence of an event, specified by the holders of a majority of the then outstanding shares of Series A Preferred Stock. The rate of conversion as of the date of this report is 1:1, subject to adjustments upon the issuance of additional shares of Common Stock as more fully described in our Amended and Restated Certificate of Incorporation.

Common Stock

Class A Common Stock and Class B Common Stock (together, "Common Stock") have the same rights, except with respect to voting and the potential conversion of Class B Common Stock into shares of Class A Common Stock as described below.

Voting Rights

Each share of Class B Common Stock has eight votes on all matters brought before the shareholders. Each share of Class A Common Stock has one vote on all matters brought before the shareholders.

Election of Directors

The holders of the Common Stock, together with the holders of the Series A Preferred Stock, are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock

Conversion of Class B Common Stock upon Transfer

The Class B Common Stock will automatically convert into one share of Class A Common Stock: (a) on the affirmative election of a holder of Class B Common Stock; or (b) on the occurrence of a transfer of such share of Class B Common Stock, other than a Permitted Transfer. A Permitted Transfer means a transfer of Class B Common Stock (A) by a holder of Class B Common Stock to (i) the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such stockholder, or (ii) any entity defined as a Permitted Entity in the Amended and Restated Certificate of Incorporation, or (B) by a Permitted Entity of a holder of Class B Common Stock to (i) such holder of Class B Common Stock or one or more family members of such holder of Class B Common Stock, or (ii) any other Permitted Entity of such holder of Class B Common Stock; or (C) that is approved by the Board.

Transfer Restrictions

There are no transfer restrictions on shares of Class B Common Stock, except that upon transfer such shares will be converted into shares of Class A Common Stock unless the transfer is a Permitted Transfer as described in the preceding paragraph.

Uncertificated Securities

All of the Common and Preferred Stock are, or would be upon issuance, uncertificated. The company will maintain at its principal headquarter offices a list of each shareholder of the company, including number of Common and Preferred Stock held by such shareholder and other relevant contact information of each shareholder.

No Trading Market

Our Common Stock is not traded on a national exchange. There is no market for our Common Stock.

What it means to be a minority holder

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which a shareholder's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of a later investor's stake is immediately diluted because each share of the same type is worth the same amount, and later investors paid more for their shares than later investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what an investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits. 2021 brought supply chain shortages and labor availability challenges as a result of a global pandemic. On November 21, 2021, the company founder, James Richmond, passed away.

Results of Operations

Certain reclassifications of prior year amounts have been made which consisted of the reclassification of the Freight and Delivery Revenue, Dealer Commission, and Overhead burden allocation for the year ended December 31, 2022. The Freight and Delivery Revenue was incorrectly presented as a contra expense account under General and administrative expenses in the prior year and has been reclassed to Net Sales for the year ended December 31, 2023. The Dealer Commission was incorrectly presented as contra revenue and has been reclassed to General and administrative expenses for the year ended December 31, 2023. The Overhead burden allocation was incorrectly fully classified under General and administrative expenses and 20% of the burden has partially been reclassed to Salaries and wages for the year ended December 31, 2023. These reclassifications had no effect on net loss or loss per share as previously reported.

       Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales generated $43,433,775 for the year ended December 31, 2023 ("FY 2023"), approximately a $7,330,881 increase from $36,102,894 the year ended December 31, 2022 ("FY 2022"). The increase in revenue was primarily a result of several factors: increase in aircraft sold from 65 for FY 2022 to 71 for FY 2023, realization of prior pricing changes, a product-mix order shift to newer/higher priced aircraft models such as nose gear-equipped XCubs, and adjusted pricing for economic impacts.

       Cost of Sales

Cost of sales consists of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute aircraft products. The cost of sales increased approximately $5,387,719 to $30,151,590 for the year ended FY 2023 from $24,763,871 for FY 2022. Cost of sales increased due to: rapid inflation of purchased parts and raw materials (12% to 59% cost increases realized), drastic lead time increases for multiple key suppliers, continued supply chain disruptions causing production, approximately a 5% increase in the number employees from early 2023, and nearly a 4% increase in average wages.

       Operating Expenses

The Company recorded an increase of $4,964,012 in total operating expenses to $13,727,766 for FY 2023 from $8,763,754 for FY 2022. Operating expenses for labor, payroll taxes and fees, and employee benefits increased nearly $3,020,908 for the FY 2023 versus FY 2022 which reflected $2,500,000 in ERC credits. Dealers' commissions increased $1,100,000, advertising, marketing, and sales related costs increased approximately $212,000, contracted services increased $203,000, and IT expenses rose $163,000. Additionally, depreciation increased by $295,000 for FY 2023.

Other Expense

Other expenses increased approximately $360,000 due to expenses incurred relative to the 2022 ERC whereas FY 2022 reflected approximately $261,000 in grant income.

Net loss

As a result of the foregoing, the Company's net loss for FY 2023 was $879,368 versus income of $2,521,212 for FY 2022.

Liquidity and Capital Resources

As of the date of this report, we have primarily been funded from revenue generated by the sales of our aircraft. As of December 31, 2023, the Company had approximately $2,883,216 in cash and cash equivalents. As of December 31, 2022, the company had approximately $8,026,052 in cash and cash equivalents on hand. We believe that the proceeds from the Regulation A Offering (defined below), Regulation CF Offering (defined below) and Regulation D Offering (defined below), together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2024. Additionally, a $3,500,000 operating Line of Credit was consummated April 5, 2024.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the "Securities Act"), (the "Regulation A Offering"). The Company terminated the Regulation A Offering on January 16, 2024. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the "Regulation CF Offering"). The Company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the "Regulation D Offering"). The Company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale operations to meet expanding sales demand, invest in the development of products and disruptive technology, modernize manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. During FY 2022, the Company sold 301,034 shares of Series A Preferred Stock in the Regulation A offering for a net proceeds of $1,337,460. During FY 2023, the Company sold . As of December 31, 2023, the company sold 529,875 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $2,355,486.

Inventory

As of December 31, 2022, the company held $16,895,253 in net inventory. During FY 2023 the company increased net inventory by an additional $385,468 to $17,280,721, an increase of more than 2%. Hence, a portion of cash reserves were deliberately converted to inventory, as inflationary protection for anticipated purchase goods and material costs escalation during 2022 and 2023.

Liabilities

The company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2024 and the line is secured by company owned aircraft inventory. The outstanding balance as of December 31, 2022 and at December 31, 2023 was $420,000. The interest expense incurred by the company for FY 2022 was approximately $20,000 and for FY 2023 was approximately $39,000.

Additionally, the company had a promissory note payable with Wells Fargo Bank for $430,915 as of December 31, 2022. The balance outstanding on the loan was $430,915 at December 31, 2022. This loan was paid in full by Susan Richmond, for which the company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The outstanding balance at December 31, 2023 was $310,048.

The company entered into a promissory note on March 17, 2022 with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $809,124 at December 31, 2022 and at December 31, 2023 was $733,707.

The company consummated a $3,500,000 operating line of credit with the Bank of Idaho on April 5, 2024. The line of credit accrues interest at a rate of prime plus 0% and has a maturity date of April 5, 2025.

Real Property Leases

The company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreement call for monthly payments of $6,000 for the office space and $6,987.63 for the hangar. The agreement matures January 2029. The company expects to pay $156,000 per year over the course of the Agreement.

The company entered into a third party building lease March 31, 2017 which ends in March 2027. Total rent expense for the year ended for this lease was approximately $209,000 for the year ended December 31, 2022 and for the year ended December 31, 2023 was $218,000.

Grant Income

The company received no grant income for FY 2023.

Trend Information

- As a result of operational productivity gains and slight softening in the sales demand, order backlog reduced but remained strong, at approximately 16 months as of December 31, 2023. The company assembled 9.2% more aircraft in 2023 compared to 2022, and delivered 11% more. Additional targeted production rate increased are planned to maintain this trend in 2024.

  General Aviation Manufacturers Association (GAMA) reported piston powered aircraft shipments through the fourth quarter of 2023, when compared to the same period in 2022, increased 10.8%.*

- Through collaboration with Rotax Engines, to launch their brand new 916iS engine, the company announced a new aircraft model denoted the Carbon Cub UL, intended to expand international sales and advance the Company's LSA product-line. A prototype was built and displayed at the Sun 'N Fun air and trade show in April, 2023. Multiple orders were received and market survey demonstration aircraft commenced production in, 2024, with first customer deliveries scheduled for early 2025. The company anticipates good consumer response to the new model and engine offering, potentially expanding LSA sales notably for 2025-2026.

- While annual average total employment increased from approximately 209 in 2022 to 215 in 2023, the total employment was reduced to 206 as of December 31, 2023, primarily due to increased throughput in its composites fabrication center. Further, the company intends to reduce overtime labor costs at least 25% in 2024 through improved production operation process efficiency gains, as well as automation and tooling improvements.

  Adverse on-time delivery performance from key suppliers, as low as 24% for landing gear, engines, propellers, and various system components, is expected to improve in 2024 and reduce related assembly production operational distractions.

- Unpredictable supply interruptions in 2023 necessitated higher product purchase quantities than desired for lean operations. Hence, increased inventory levels were necessitated for production supply, similar to what was required to endure post-pandemic conditions. The occurrences of unplanned supplier shortages trended down in late-2023 and are expected to continue to improve in 2024. Steps have been taken for dual sourcing and new make/buy decisions on supplied components. Steady inflation impacts continue, driving higher COGS and reducing income margins. Across the board cost inflation of purchased materials and goods has ranged on average from 5% to 21%, continuing the trend from the previous year.

- The company intends to further prioritize growth and throughput of its aftermarket repair service profit centers, which has maintained a backlog of major repair and alteration orders, as well as new kit program products.

  The company has successfully pursued new government fleet sales of its FAA Certified XCub model. The first 2 XCub aircraft will be delivered to the USDA in early 2024 with 2 more orders are in place for late 2024 delivery.

- New product development and R&D projects continue, including a NASA STTR Phase II partially funded effort for the company's patented new electric wing lift technology (ELAS) which is slated to end in early 2024. The company intends to extend the NASA effort, file additional spinoff patent applications, and also pursue R&D program interest with the US Air Force.

* General Aviation Manufacturers Association, General Aviation Aircraft Shipment Report 2023 Fourth Quarter. Rue de la Loi 67 | Brussels 1040 | Belgium 1400 K Street NW, Suite 801 | Washington, DC 20005 | USA

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

FINANCIAL STATEMENTS OF CUB CRAFTERS, INC.

I, Keith Kennedy, certify that the financial statements of Cub Crafters, Inc. included in this Form are true and complete in all material respects.

/s/ Keith Kennedy

Keith Kennedy, Principal Financial Officer and Principal Accounting Officer

Date: April 29, 2024

CUB CRAFTERS, INC
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,883,216	$ 8,026,052
Accounts receivable, net credit reserve	5,186,281	1,040,117
Costs and estimated earnings in excess of billings on uncompleted contracts	949,121	991,914
Employee retention credits receivable	-	2,500,023
Inventories	17,280,721	16,895,253
Income tax receivable	628,628	60,390
Prepaid expenses & other assets	470,901	127,265
TOTAL CURRENT ASSETS	27,398,868	29,641,014
LONG TERM ASSETS		
Property and equipment, net	1,681,433	1,405,343
Intangible asset, net	277,306	309,806
Right of use assets – finance lease	1,254,095	1,066,260
Right of use assets – operating lease	2,610,392	2,956,972
Deferred income tax asset	-	13,174
TOTAL ASSETS	$ 33,222,094	$ 35,392,569
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,443,961	$ 2,037,850
Accrued liabilities	1,423,675	1,201,729
Customer deposits	11,648,740	14,440,869
Costs and estimated earnings in excess of billings on uncompleted contracts	1,443,134	1,694,978
Line of credit	420,000	420,000
Finance leases, current portion	253,005	239,905
Notes payable, current portion	13,730	107,729
Related party notes payable, current portion	229,815	-
Lease liabilities, current portion	365,879	356,805
TOTAL CURRENT LIABILITIES	17,241,939	20,499,865
LONG TERM LIABILITIES		
Finance leases, net of current portion	1,068,748	810,897
Notes payable, net of current portion	-	323,186
Lease liabilities, net of current portion	2,244,512	2,609,360
Deferred income tax liability	36,700	-
Related party note payable	813,941	809,124
TOTAL LIABILITIES	$ 21,405,840	$ 25,052,432

STOCKHOLDERS' EQUITY

Series A Preferred stock, par value $.0001, 10,000,000 authorized, 1,830,909 and 1,301,034, issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	$ 183	130
Common stock-Class B, $0.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	2,900	2,900
Preferred stock, value	-	-
Additional paid-in capital	4,442,477	2,087,044
Retained earnings	7,370,694	8,250,063)
TOTAL STOCKHOLDERS' EQUITY	11,816,254	10,340,137)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 33,222,094	$ 35,392,569

The accompanying notes are an integral part of these consolidated financial statements

CUB CRAFTERS, INC
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,	
	2023	**2022**
Net sales	$ 43,433,775	$ 36,102,894
Cost of sales	30,151,590	24,763,871
Gross profit	13,282,185	11,339,023
OPERATING EXPENSES		
Salaries and wages	4,973,345	1,952,437
General and administrative expenses	6,825,414	5,054,755
Research and development	829,738	915,093
Rent	470,663	432,536
Depreciation and amortization	602,940	307,718
Warranty	25,667	101,215
Total Operating Expenses	13,727,767	8,763,754
(LOSS) INCOME FROM OPERATIONS	(445,582)	2,575,269
OTHER INCOME (EXPENSE)		
Interest income	107,439	14,746
Interest expense	(146,128)	(119,201)
Grant income	-	260,999
Other expense, net	(395,098)	(38,775)
Total Other Income (Expense), net	(433,787)	117,769
(Loss) income from operations before income taxes	(879,369)	2,693,038
INCOME TAXES	-	(171,826
NET (LOSS) INCOME	(879,369)	2,521,212

The accompanying notes are an integral part of these consolidated financial statements

CUB CRAFTERS, INC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Series A Preferred Stock		Common Stock		Common Stock – Class B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2021	-	$ -	-	$ -	50,000	$ 5,000	$ 747,614	$ 5,728,851	$ 6,481,465
Conversion of common stock to preferred stock	1,000,000	100	29,000,000	2,900	(50,000)	(5,000)	2,000	-	-
Reg A offering0series A preferred stock, net of issuance costs	301,034	30	-	-	-	-	1,337,430	-	1,337,460
Net income for the year ended December 31, 2022	-	-	-	-	-	-		2,521,212	2,521,212
Balance, December 31, 2022	1,301,034	$ 130	29,000,000	$ 2,900	-	$ -	$ 2,087,044	$ 8,250,063	$ 10,340,137
Reg A offering – Series A preferred stock, net of issuance costs	369,086	37	-	-	-	-	1,679,397	-	1,679,434
Reg D offering – Series A	106,541	11	-	-	-	-	448,433	-	448,444

preferred stock, net of issuance costs									
Reg CF offering – Series A preferred stock, net of issuance costs	54,248	5	-	-	-	-	227,603	-	227,608
Net income for the year ended December 31, 2023	-	-	-	-	-	-		(879,369)	(879,369)
Balance, December 31, 2023	1,830,909	$ 183	29,000,000	$ 2,900	-	-	$ 4,442,477	$ 7,370,694	$ 11,816,254

The accompanying notes are an integral part of these consolidated financial statements

CUB CRAFTERS, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the years ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (879,369)	$ 2,521,212
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:		
Depreciation and amortization	602,940	307,718
Deferred taxes	49,874	(49,874)
Credit loss expense	(172,173)	264,892
Increase (decrease) in cash due to changes in:		
Accounts receivable	(3,939,363)	(485,471)
Costs and estimated earnings in excess of billings on uncompleted contracts	42,793	(434,284)
Employee retention credits granted	2,500,023	(2,500,023)
Inventories	(385,468)	(6,680,084)
Prepaid taxes	(568,238)	486,700
Prepaid expenses and other assets	(343,636)	(209,644)
ROU assets – operating lease and lease liabilities, net	(9,194)	9,193
Accounts payable	(593,889)	721,475
Accrued liabilities	221,946	69,529)
Deferred taxes	36,700	-
Customer deposits	(1,348,995)	2,783,086
Billings in excess of cost and estimated earnings on uncompleted contracts	(1,694,978)	407,233
Net cash (used in) operating activities	(6,552,355)	(2,369,054)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(1,034,365)	(517,054
Purchase of intangible assets	-	(300,000
Net cash (used by) investing activities	(613,926)	(817,054
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on finance leases	270,951	(219,746)
Proceeds from Reg A Series A Preferred stock offering	1,961,612	1,481,651
Proceeds from Reg D Series A Preferred stock offering	533,097	-
Proceeds from Reg CF Series A Preferred stock offering	263,888	-
Stock issuance costs	(403,111)	(144,221)
Payments on notes payable	(417,185)	(88,110)
Line of credit	-	275,000
Proceeds from related party notes	410,890	-
Payments on related party notes	(176,258)	-
Net cash provided by financing activities	2,443,884	1,304,574
NET DECREASE IN CASH	(5,142,836)	(1,881,534)
CASH - Beginning of period	8,026,052	9,907,586
CASH - End of period	$ 2,883,216	$ 8,026,052

SUPPLEMENTAL CASH FLOW DISCLOSURES:					119,201
Payment of interest in cash	$	154,824	$		-
Payment of income taxes	$	568,238	$		264,892
NON-CASH INVESTING AND FINANCING ACTIVITIES:					
Operating lease right of use asset and liability recorded on adoption of ASC 842	$	-	$	3,313,549	

The accompanying notes are an integral part of these consolidated financial statements

CUB CRAFTERS, INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

Note A – Organization and Description of Business

The consolidated financial statements include the accounts of Cub Crafters, Inc.: Cub Crafters Group, LLC; Cub Crafters Services, LLC; Cub Crafters Resale, LLC and Cub Crafters Avionics, LLC. (together the Company).

- Cub Crafters Group is a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.

- Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.

- Cub Crafters Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.

- Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

All activities related to Cub Crafters Services, LLC were recorded on Cub Crafters, Inc. Cub Crafters DISC, Inc., an affiliated entity receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

Note B – Significant Accounting Policies

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has supported operations through the issuance of Reg A, Reg D and Reg CF preferred stock of $2,355,486 which included $1,679,434 in Reg A preferred stock, $448,444 in Reg D preferred stock, and $227,608 of Reg CF preferred stock. The company successful executed a $3,500,000 Line of Credit with the Bank of Idaho on April 5, 2024 that is available to draw on as well.

Management expects expenses to stay steady with production of aircraft. Inventory that is sold does not leave the warehouse until the balance is paid which reduces any collections risk. Management has continued to implement financial objectives in order to reduce costs going into 2024. The Company plans to maintain the Company's Reg CF offering to allow for the raise of additional funds if needed but the current operational expenses for the next 12 months are not forecasted to exceed the availability of cash. Based on the conditions existing as of April 29, 2024, the Company will have sufficient funding and there is not a substantial doubt about the Company's ability to continue as a going concern.

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries as discussed in Note A. All significant inter-company accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications of prior year amounts have been made which consisted of the reclassification of the Freight and Delivery Revenue, Dealer Commission, and Overhead burden allocation for the year ended December 31, 2022. The Freight and Delivery Revenue was incorrectly presented as a contra expense account under General and administrative expenses in the prior year and has been reclassed to Net Sales for the year ended December 31, 2023. The Dealer Commission was incorrectly presented as contra revenue and has been reclassed to General and administrative expenses for the year ended December 31, 2023. The Overhead burden allocation was incorrectly fully classified under General and administrative expenses and 20% of the burden has partially been reclassed to Salaries and wages for the year ended December 31, 2023. These reclassifications had no effect on net loss as previously reported. There were no changes noted on the balance sheet.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness.

Recently Issued Accounting Standards Adopted

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at two financial institutions. At times, cash may be in excess of FDIC insurance limits, typically $250,000. As of December 31, 2023 and December 31, 2022, cash balances exceeded FDIC insurance limits by approximately $2,633,216 and $7,776,052 respectively. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable and allowance for Current Expected Credit Losses

The majority of the Company's revenue is generated on a prepayment basis, the Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer's financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

Billings that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for current expected credit losses by considering a number of factors, including the length of time billings are past due, previous loss history, the customer's ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2023 and December 31, 2022, there was credit reserve of approximately $123,709 and $342,000 respectively.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326"). ASC 326 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASC 326 was originally effective for annual reporting periods beginning after December 15, 2019, including interim periods within that year. Following the release of ASU 2019-10 in November 2019, the new effective date for ASC 326 would be for annual reporting periods beginning after December 15, 2022. The provisions of this ASU are to be applied using a modified-retrospective approach. The Company adopted the standard on January 1, 2023 and the adoption did not have a material impact on the financial statements and related disclosures

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. There were no reserves recorded as of December 31, 2023 and December 31, 2022.

Property and Equipment, Net

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets, Net

Intangible assets, including acquired purchased contracts, are recorded at cost and are depreciated using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long lived assets policy noted below.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An assets group is the lowest level for which its cash flows are independent of the cash flows of other assets groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the years ended December 31, 2023 and 2022.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in his own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly. In some instances, customers will request assistance in building these kit planes for which there is a recognition of revenue at the time of shipment.

Builder Assist – these are orders for customized planes which are built entirely in the Company's facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customer is required to make a deposit of $67,000 at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build the customer is required to deposit the final cost of the plane, less the initial deposit and $20,000 final payment that is considered a progress payment. Once the plane has been granted a certificate of air worthiness the Company bills the customer against their deposit for the cost of the plane at which time revenue is recognized in full. Additionally, the Company accrues revenues over time as performance steps are satisfied. The Company measures its progress to completion for at each month end based on the stage of completion for each order. The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company's accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy.

Certified Aircraft – these are aircraft built entirely at the Company's facility and built entirely by Company employees. The customer is required to make a deposit of $67,000 at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment of $100,000 at the midpoint of the manufacturing process.

These planes upon completion must pass certification for the FAA Type Certificate for the given model of plane. The Company recognizes revenues over the production period as performance steps are satisfied. The Company measures its progress to completion at each month's end based on the stage of completion for each order. The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company's accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy.

Parts – are generally sold prepaid with the exception of dealer sales. Revenue is recognized at point of sale.

Services and Repairs – Revenue is recognized at completion. Deposits are generally required on larger jobs.

Revenue was broken down as follows for the years ended December 31:

	2023	2022
Aircraft	$30,005,180	$26,126,273
Pre-packaged kits sales	6,568,234	5,983,508
Parts/ Services /Used Aircraft	6,860,361	3,993,113
	$43,433,775	$36,102,894

Leases

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases *(Topic 842)*. The Company has elected the package of practical expedients permitted in Accounting Standards Codification ("ASC") 842. Accordingly, the Company accounted for its existing capital leases as finance lease wherein the related leased assets with carrying value of approximately $858,569 were reclassified out of property and equipment and transferred to right-of-use asset on January 1, 2022 (see Note H). Meanwhile, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $3,300,000, which represents the present value of the remaining lease payments of approximately $3,800,000, discounted using the risk-free rate of 1.79%, and (b) a right-of-use asset ("ROU") approximately of $3,300,000 (see Note K).

Concentration of Credit Risk

The Company's five largest dealers accounted for 51% of revenues during the year ended December 31, 2023. Of that amount 46% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middleman. As most aircraft are sold on a prepaid basis there is limited credit risk.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 77% of total receivables of December 31, 2023, with the bulk of the receivables on delayed aircraft payment pending delivery status.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management's belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. On December 31, 2023 and 2022, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023 and 2022, the Company has no provisions for interest or penalties related to uncertain tax positions.

IC-DISC Credit

Cub Crafters DISC, Inc. is an IC-DISC. An IC-DISC is a separate entity that earns a commission on the operating entity's export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the year ended December 31, 2023 and 2022 and will likely do so again in 2024.

Grant Income

For each of the year ended December 31, 2023 and 2022, the Company received approximately $0 and $261,000 of grant income from the Department of Transportation's Aviation Manufacturing Jobs Protection Program ("AMJP"), respectively. Under this COVID program they provide funding to eligible businesses, to pay up to half of their compensation costs for certain categories of employees, for up to six months. The Company applied for and was awarded $521,998 of which 50% ($260,999) was received in September 2021 and the other 50% ($260,999) was received in November 2022. No grant income was received for the year ended December 31, 2023.

Note C – Inventories

The components of inventories at December 31, 2023 and 2022 are as follows:

	2023	2022
Parts and raw materials	$10,953,908	$ 9,763,781
Work in-process	3,206,051	3,215,730
Finished goods	3,120,762	3,915,742

Note D – Property and Equipment, Net

Property and equipment consist of the following at December 31, 2023 and 2022:

	2023	2022	Useful Life (Years)
Leasehold improvements	$ 1,427,914	$ 1,427,914	
Machinery and equipment	3,632,945	3,213,128	3 - 10
Buildings	481,221	506,367	39
Office furniture and equipment	143,107	120,709	3 - 10
Automobiles and trucks	207,003	137,059	3 - 10
	5,892,190	5,405,117	
Less: Accumulated depreciation	(4,210,757)	(3,999,834)	
	$ 1,681,433	$ 1,405,343	

During the years ended December 31, 2023 and 2022, the Company recorded depreciation expenses of approximately $570,440 and $307,718, respectively.

Note E – Intangible Assets

In 2022, the Company entered into an asset purchase agreement with a third-party seller for a total contract price of $300,000, which includes the seller's rights, title, and interest in and to the intellectual property rights associated with the assets, which includes trade names, trademarks, trademark applications, patents, patents applications, copyrights and copyright applications.

The Company paid $50,000 and the outstanding balance of $25,000 is included as part of accounts payable in the accompanying consolidated balance sheet. As payment for the remaining balance, the Company agreed to pay the seller a royalty of $500 for each pair of aircraft skis sold and shipped starting the day after closing has occurred and assets are transferred until such time as the total amount of royalty payments made equals the remaining outstanding balance. The Company shall make royalty payments to the seller within 10 days following each fiscal quarter.

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2023 were as follows:

	Useful life (years)	Gross Carrying Value	Accumulated Amortization	2023 Net Carrying Amount	2022 Net Carrying Amount
Intangible assets- license	10	$ 311,000	$ (33,694)	$ 277,306	$ 309,806

During the years ended December 31, 2023 and 2022, the Company recorded amortization expenses of approximately $32,500 and $1,194, respectively.

Estimated amortization expense for each of the following five years is as follows:

Years ending December 31:	
2024	$ 30,000
2025	30,000
2026	30,000
2027	30,000
2028	30,000
Thereafter	127,306

$ 277,306

Note F – Contract Accounting – Percentage of Completion – Costs Less Billings and Balance Sheet Categories by Period

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the years ended December 31, 2023 and 2022:

	2023	2022
Cost incurred on uncompleted jobs	$1,813,737	$ 1,265,394
Estimated earnings	2,331,195	1,785,730
	4,144,932	3,051,124
Less: Billings to date	(00)	(3,577,844)
	(494,013)	(526,720)

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings the years ended December 31, 2023 and 2022:

	2023	2022
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 949,121	$ 991,914
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,443,134)	(1,694,978)
	$ (494,013)	$ (526,720)

Note G – Customer Deposits

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement. Deposits are comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at the time of aircraft sale or forfeiture of the advances through customer notification. Customer advances on December 31, 2023 and 2022, respectively were approximately $13,091,874 and $14,440,869, respectively.

Note H – Finance Leases

The Company had leased equipment under non-cancelable master lease agreements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying December 31, 2023 consolidated balance sheet as right-of-use asset (ROU) – finance lease.

The future minimum payments on the capital lease obligations at December 31, 2023 are as follows:

	Amount
2024	$ 335,858
2025	326,327
2026	306,097
2027	298,605
2028	203,610
Thereafter	101,167
Total finance leases	1,571,664
Less: Interest expense	(249,911)
Total finance leases	1,321,753
Less: current portion	(253,005)
Finance lease – long term	$1,068,748

The interest expense incurred by the Company for the years ended December 31, 2023 and 2022, respectively was approximately $86,600 and 46,000. As of December 31, 2023, the Company recorded ROU asset – finance lease of $1,254,095 and total lease liability of $1,321,753 based on the weighted average interest rate of 5.5% implicit in those finance leases.

Note I – Line of Credit

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2024, and is secured by an aircraft inventory. The outstanding balance as of December 31, 2023 and 2022 was $420,000. The interest expense incurred by the Company for the years ended December 31, 2023 and 2022 was $18,803, and $6,058 respectively.

Note J – Notes Payable

The Company had a promissory note payable with Wells Fargo Bank with a principal balance as of December 31, 2023 and 2022 of $13,730 and $430,915, respectively. This obligation was subsequently reconveyed to a related party (See note M).

Note K – Operating Leases

The Company leases multiple buildings and facilities under non-cancelable operating lease agreements that expire at varying times through January 2045.

The Company also leases other fixed assets on short term or month-to-month leases, which are expensed as incurred.

As of December 31, 2023, the Company recorded a right-of-use asset (ROU) of $22,610,392 and total lease liability of $2,610,391, discounted using the average risk-free rate of 1.79% at lease inception.

The ROU asset for the year ended December 31, 2023 is summarized below:

Operating lease ROU asset	$3,313,549
Less accumulated reduction	(703,157)
Balance of ROU asset	$2,610,392

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$3,313,549
Reduction of lease liability	(703,158)
Total	$2,610,391

As of December 31, 2023, the minimum lease payments under these leases are as follows:

2024	$ 410,431
2025	414,875
2026	363,880
2027	163,834
2028	104,370
Thereafter	1,541,586
Total lease payments	2,998,976
Less: interest	(388,585)
Present value of lease payments	2,610,391
Less: current portion	365,879
Lease payments, net of current portion	$2,244,512

Total lease expense, including short term leases, for December 31, 2023 and 2022 was approximately $406,074 and $433,000, respectively.

Note L – Commitment and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note M – Related Parties

The Company rents hanger and office space from a stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $12,988. The agreement matures January 2029. The Company expects to pay $155,856 per year over the course of the agreement (Note K).

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2023 and accrues interest at 4.25%.

In May of 2023 the company entered into a promissory note with a shareholder for $394,729. The loan matures January 5, 2026 and accrues interest at 50% payable in monthly installments.

Note N – 401(k) Plan

The Company sponsors a 401(k) retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee's contributions up to 4% of the employee's compensation. The Company's matching contribution was approximately $335,988 and $317,000 for the years ending December 31, 2023 and 2022, respectively.

Note O – Stockholder's Equity

The classes of shares at December 31, 2023 were: Common Stock-Class A, Common Stock-Class B and Preferred Stock-Series A.

Common Stock- Class A and B - with a $.0001 par value, 40,000,000 and 33,000,000 authorized, respectively. At December 31, 2023 and 2022, the Company had 0 Class A common stock and 29 million Class B common stock shares issued and outstanding, respectively.

In August 2022, pursuant to Board approval and restatement of the Company's Articles of Incorporation, the Company authorized a conversion of existing common stock into 580 common stock- Class B and 20 Series A preferred stock for each then outstanding common stock owned. This resulted in the issuance of 1 million Series Preferred A stock and 29 million Class B common stock.

Series A Preferred Stock - with a $.0001 par value, 10 million shares authorized. At December 31, 2023 and 2022, the Company had 1,830,909 and 1,301,034 shares issued and outstanding, respectively.

Liquidation preferences

Holders of Series A preferred stock shall be entitled to received out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stock holders at a value of $5 per share. Series

A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock – Class A shares at the conversion price. The conversion price is noted is determined by dividing the number of common stock- Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series A preferred stock.

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the "Securities Act"), (the "Regulation A Offering"). We are offering to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the "Regulation CF Offering"). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the "Regulation D Offering"). We are offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. As of December 31, 2023, the Company sold 830,909 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $3,689,959. Subsequent to December 31, 2023, the Company has sold 61,433, 16,225 and 9,925 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering, and Regulation D Offering, respectively, for total proceeds of $475,060.

In the year ended December 31, 2023, the Company issued 369,086 Series A preferred stock pursuant to a Regulation A offering and received net proceeds of $1,679,397. Offering costs included and netted against the proceeds were $282,178.

In the year ended December 31, 2023 the Company issued 106,541 Series A preferred stock pursuant to a Regulation D offering and received net proceeds of $448,433. Offering costs included and netted against the proceeds were $84,653.

In the year ended December 31, 2023 the Company issued 54,248 Series A preferred stock pursuant to a Regulation CF offering and received net proceeds of $227,603. Offering costs included and netted against the proceeds were $36,280.

In the year ended December 31, 2022, the Company issued 301,034 Series A preferred stock pursuant to a Regulation A offering and received net proceeds of $1,337,430. Offering costs included and netted against the proceeds were $144,221.

Distributions

The Board of Directors may, from time to time, authorize a distribution to the stockholders of proceeds available for distribution in respect of Preferred Stock and Common Stock to be distributed to the members pro rata in proportion to their applicable stocks.

The Company shall not declare, pay or set aside any dividends on stocks of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of stocks of Common Stock that would be held by each such holder if all stocks of Series A Preferred Stock were converted to Common Stock.

Note P – Income Taxes

The provision (benefit) for income taxes consists of the following:

SCHEDULE OF EFFECTIVE INCOME TAX RATES RECONCILIATION

	2023	2022
Federal	$ -	$ -
Current	(7,317)	221,700
Deferred	184,355	(49,874)
Total Federal	177,038	171,826
Total income tax expenses	$ 177,038	$ 171,826

The reconciliation between the provision (benefit) for income taxes and the expected provision (benefit) for income taxes at the U.S. federal statutory rate is as follow:

SCHEDULE OF DEFERRED TAX ASSETS AND LIABILITIES

	2023	2022
U.S. Operations	$(879,367)	$ -
Federal statutory rate	21%	21%
Provision for income taxes at federal statutory rate	(184,667)	-
State taxes, net of federal benefit	-	-
Change in Valuation Allowance	-	-
Other	133,303	-
Provision (benefit) for income taxes	$ (71,364)	$ -

The tax effects of significant items comprising the Company's deferred tax assets/ (liabilities) are as follows:

SCHEDULE OF DEFERRED TAX ASSETS AND LIABILITIES

	2023	2022
Amortization	$ 6,710	$ -
Bad Debt Expense	(29,648)	71,705
Income from U.S. partnership	-	-
Charitable Contributions	(24,150)	-
Rent Expenses	(46,747)	-
Depreciation	187,727	(55,653)
Research & Development	-	(2,872)
ERC deduction	(269,551)	-
Net Operating Loss	(4,303)	-
Other	-	-
	(179,962)	13,180
Valuation allowance		
Net deferred tax assets (liabilities)	$(179,962)	$ 13,180

The Company's U.S. federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020 through December 31, 2023. There are currently no pending income tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future period. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision.

Note Q – Subsequent Events

The company consummated a $3,500,000 operating line of credit with the Bank of Idaho on April 5, 2024.

The Company has evaluated events and transactions for potential recognition or disclosure through April 29, 2024, the date that the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUB CRAFTERS, INC.

/s/ Patrick Horgan

By Patrick Horgan

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan

Chief Executive Officer, Director

Date: April 29, 2024

/s/ Keith Kennedy

Keith Kennedy, Principal Financial Officer and
Principal Accounting Officer

Date: April 29, 2024

/s/ Susan Richmond

Susan Richmond, Director

Date: April 29, 2024

/s/ Bradley Damm

Bradley Damm, Director